FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 30, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1          RNS Announcement, re: Section 198 Notice dated 30 September 2004



30 September 2004



British Energy plc



UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy plc (the "Company")



The Company has received notification from The Eureka (Euro) Fund Limited of PO Box 30362 SMB, 3rd Floor, Harbour Centre, George Town, Grand Cayman, Cayman Islands, as follows:


1. The Eureka (Euro) Fund Limited has become interested in the following shares of the company:

        Number of Shares                                 Class of Share
        30,970,909                                       ordinary

2.      The registered holders of the above shares are as follows:

        Registered Holder                Number of Shares        Class of Share
        Morgan Stanley & Co Intl Ltd     30,970,909              ordinary




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 30, 2004                  BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations